September 20, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Foundation Medicine, Inc.

Registration Statement on Form S-1 (SEC File No. 333-190226)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Foundation Medicine, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on September 24, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 4071 copies of the Preliminary Prospectus dated September 12, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

GOLDMAN, SACHS & CO. J.P. MORGAN SECURITIES LLC

As Representatives

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name:	Adam T. Greene
Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sridhar Kosaraju
Name:	Sridhar Kosaraju
Title:	Managing Director